UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42000

Zhibao Technology Inc.

(Translation of registrant’s name into English)

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, China, 201204

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Financing

Previously Disclosed First Tranche Financing with the Investor

As previously disclosed on a Form 6-K on September 23, 2024, Zhibao Technology Inc. (the “Company”) entered into a securities purchase agreement (the “Original Securities Purchase Agreement”) with an institutional investor (the “Investor”), which provides for loans in an aggregate principal amount of up to $8.0 million under three tranches (the “Financing”). D. Boral Capital LLC acted as the sole placement agent (“Placement Agent”) in the Financing.

Accordingly, on September 23, 2024, the Company consummated the first closing of the first tranche (the “First Closing of First Tranche”) by issuing and selling to the Investor, in a private placement, (i) a convertible promissory note in the aggregate principal amount of up to $2,500,000 (the “First Tranche Note”), (ii) a warrant to purchase up to 74,451 Class A ordinary shares at an initial exercise price of $4.71 per share, subject to certain adjustments, and (iii) a pre-funded warrant to purchase up to 191,522 Class A ordinary shares at a nominal exercise price of $0.0001 per share, subject to certain adjustments (the “Pre-Funded Warrant”). Pre-Funded Warrants may only be exercised upon occurrence of an Event of Default (as defined in the First Tranche Note). In return, the Company received $675,000 (net of original issue discount of 10%) in the First Closing of First Tranche, excluding expenses and commissions. In connection with the consummation of the First Closing of First Tranche, the Company paid a commission of $47,250 (representing 7% of gross proceeds) and $6,750 expenses to the Placement Agent pursuant to an engagement letter.

As previously disclosed on a Form 6-K filed on October 2, 2024, on September 30, 2024, the Company filed a Registration Statement on Form F-1 (the “First Tranche Resale Registration Statement”) with the Securities and Exchange Commission (the “SEC”) pursuant to the terms of the Original Securities Purchase Agreement. Subsequently, on October 1, 2024, the Company and the Investor consummated the second closing of the first tranche (the “Second Closing of the First Tranche”). The Company received additional $675,000 (net of original issue discount of 10%) in the Second Closing of the First Tranche, excluding expenses and commissions, and issued to the Investor a warrant to purchase up to 79,599 Class A ordinary shares at an initial exercise price of $4.47 per share, subject to certain adjustments. In connection with the consummation of the Second Closing of First Tranche, the Company paid a commission of $47,250 (representing 7% of gross proceeds) and $6,750 expenses to the Placement Agent pursuant to an engagement letter.

As previously disclosed on a Form 6-K filed on December 11, 2024, on December 11, 2024, the Company and the Investor entered into a letter agreement (the “December 2024 Letter Agreement”) and mutually agreed to waive the requirement under the Original Securities Purchase Agreement that the DACA and DACA Account have been executed and established, respectively, before closing of the remaining portion of the first tranche in the amount of $900,000 as provided under Section 2.1(a)(iii) of the Original Securities Purchase Agreement. Accordingly, on December 11, 2024, pursuant to the terms of the Original Securities Purchase Agreement and the December 2024 Letter Agreement, the Company and the Investor consummated the third closing of the first tranche (the “Third Closing of the First Tranche”), whereby the Company received additional $900,000 (net of original issue discount of 10%) in the Third Closing of the First Tranche, excluding expenses and commissions, and issued to the Investor a warrant to purchase up to 160,020 Class A ordinary shares (which were subsequently adjusted to 184,788 Class A ordinary shares pursuant to the Section 3(d) of the warrant issued to the Investor by the Company in connection with the Third Closing of the First Tranche) at an initial exercise price of $3.25 per share (which was subsequently adjusted to $2.81 per share), subject to certain adjustments. In connection with the consummation of the Third Closing of First Tranche, the Company paid a commission of $63,000 (representing 7% of gross proceeds) and $9,000 expenses to the Placement Agent pursuant to an engagement letter.

Previously Disclosed February 2025 Letter Agreement

As previously disclosed on a Form 6-K filed on February 14, 2025, on February 14, 2025, the Company and the Investor entered into a letter agreement (the “February 2025 Letter Agreement”), pursuant to which the Company and the Investor amended the Original Securities Purchase Agreement (as amended, the “A&R Securities Purchase Agreement”) to provide for up to three closings in the second tranche (each closing, the “Second Tranche Closing”; collectively, the “Second Tranche Closings”), including (i) the initial Second Tranche Closing for $700,000 in face value of Second Tranche Note (as defined below) and accompanying warrants to occur immediately upon execution of the February 2025 Letter Agreement (subject to satisfaction of other conditions set forth in the A&R Securities Purchase Agreement and the February 2025 Letter Agreement); (ii) the second Second Tranche Closing to be for an additional $300,000 in face value of Second Tranche Note and accompanying warrants to occur upon the SEC declaring effective the Company’s resale registration statement covering the underlying shares with respect to the Second Tranche Closings (the “Second Tranche Resale Registration Statement”); and (iii) the third Second Tranche Closing to be for an additional $1,500,000 in face value of Second Tranche Note and accompanying warrants to occur on the trading day following the closing price of the Company’s Class A ordinary shares at the time of such subsequent Second Tranche Closing equaling or exceeding least $2.50 per share (subject to adjustment for any reverse stock split or similar corporate event), if such closing price threshold is met within 120 days following November 22, 2024, which is the effectiveness date of the initial First Tranche Resale Registration Statement (which 120-day period may be extended by an additional 60 days at the election of the Investor), provided, that each Second Tranche Closing shall be subject to satisfaction of the Equity Conditions (as defined in the Second Tranche Note) and the other conditions and requirements set forth in the Original Securities Purchase Agreement.

In addition, pursuant to the February 2025 Letter Agreement, the A&R Securities Purchase Agreement also provides that the Second Tranche Note and, if applicable, a third tranche note (the “Third Tranche Note”) shall have the following new or amended terms: (i) the number of deferrals or accelerations in the third paragraph of Section 1.3 of the Original Securities Purchase Agreement shall by increased from five to six, (ii) the holder of the Second Tranche Note and, if applicable, the Third Tranche Note may accelerate any Monthly Payment (as defined in the Second Tranche Note) on or following any day on which the trading value (determined by multiplying the VWAP by the trading volume on such day) of the Class A ordinary shares is at least $5 million, and any such accelerations will not count against the six total accelerations referred to in (i) above, and (iii) the Floor Price (as defined below) will be subject to reduction (but not increase) on the six-month anniversary of the applicable closing date, and on every succeeding six-month anniversary thereafter, to equal 20% of the average VWAP during the five trading days immediately preceding each such date.

Previously Disclosed First Closing of Second Tranche Financing with the Investor

As previously disclosed on a Form 6-K filed on February 14, 2025, on February 14, 2025, pursuant to the terms of the A&R Securities Purchase Agreement and the February 2025 Letter Agreement, the Company and the Investor consummated the first closing of the Second Tranche (the “First Closing of the Second Tranche”), and the Company received $630,000 (net of original issue discount of 10%) in the First Closing of the Second Tranche, excluding expenses and commissions. In connection with the consummation of the First Closing of Second Tranche, the Company paid $44,100 (representing 7% of gross proceeds) to the Placement Agent and $6,300 expenses pursuant to an engagement letter.

In consideration for the Investor’s funding of the First Closing of Second Tranche, on February 14, 2025, the Company issued and sold to the Investor, in a private placement, (i) a convertible promissory note in the aggregate principal amount of up to $2,500,000 (the “Second Tranche Note”), having an initial principal amount of $700,000 reflecting the funding of the First Closing of the Second Tranche and giving effect to the 10% original issue discount, and (ii) a warrant to purchase up to 202,459 Class A ordinary shares at an initial exercise price of $1.69964 per share, subject to certain adjustments (the “First Closing of Second Tranche Warrant”).

The Second Tranche Note is initially convertible into Class A ordinary shares at conversion price of $1.69964 per share, subject to certain adjustments (the “Conversion Price”), provided that the Conversion Price shall not be reduced below $0.282 (the “Floor Price”). The Second Tranche Note does not bear any interest and matures on February 14, 2026.

Commencing on the earlier of (i) the 60-day anniversary after the date hereof and (ii) the date on which the first Second Tranche Resale Registration Statement shall have been declared effective by the SEC, the Company is required to pay to the Investor the outstanding principal balance under the Second Tranche Note in monthly installments, on such date and each one (1) month anniversary thereof, in an amount equal to 105% of the total principal amount multiplied by the quotient determined by dividing one by the number of months remaining until the maturity date of the Second Tranche Note, until the outstanding principal amount has been paid in full or, if earlier, upon acceleration, conversion or redemption of the Second Tranche Note in accordance with its terms. All monthly payments are payable the Company, in cash, provided that under certain circumstances, as provided in the Second Tranche Note, the Company may elect to pay in Class A ordinary shares.

If the Company directly or indirectly receives proceeds from and closes any kind of financing including through the issuance of any equity or debt securities, the Investor may request a prepayment of the principal amount of the Second Tranche Note and any accrued and unpaid interest thereon (if any) in an amount up to 25% of the gross proceeds received by the Company.

Within 15 days after receipt of a written notice from the Company of a Change of Control (as such term is defined in the Second Tranche Note), the Investor may require the Company to prepay the Second Tranche Note, in an amount equal to 120% of the sum of (i) the outstanding principal balance of the Second Tranche Note and (ii) and any accrued and unpaid interest thereon (if any).

Upon the occurrence of any Event of Default, interest shall accrue on the Second Tranche Note at a rate equal to 10% per annum or, if less, the highest amount permitted by law. In addition, upon the occurrence of Event of Default, which has not been cured within any applicable cure period, interest is also payable at the “Mandatory Default Amount” (i.e. 120% of the sum of (i) the outstanding principal balance of the Second Tranche Note on the date on which the first Event of Default has occurred and (ii) any accrued and unpaid interest thereon. Furthermore, if an Event of Default is not cured, the Investor also shall have the right to convert the Mandatory Default Amount (as defined in the Second Tranche Note), upon the terms provided in the Second Tranche Note.

Each of the Second Tranche Note and the First Closing of Second Tranche Warrant provides that the Investor will not have the right to convert any portion of the Second Tranche Note or exercise any portion of the First Closing of Second Tranche Warrant, as applicable, if, together with its affiliates, and any other party whose holdings would be aggregated with those of the holder for purposes of Section 13(d) or Section 16 of the Securities of 1934, as amended, would beneficially own in excess of 4.99% of the number of shares of the Company’s Class A ordinary shares outstanding immediately after giving effect to such conversion or exercise, as applicable (the “Beneficial Ownership Limitation”); provided, however, that the Beneficial Ownership Limitation shall be increased to 9.99% on the 61st day upon receipt of a written notice by the Investor delivered to the Company, and provided further, in no event shall the Beneficial Ownership Limitation exceed 9.99%.

Second Closing of Second Tranche

On July 21, 2025, the Company’s registration statement on Form F-1 (Registration No. 333-286140) (the “Resale Registration Statement”) was declared effective by the SEC. Accordingly, on July 22, 2025, pursuant to the terms of the A&R Securities Purchase Agreement, the Company received additional $270,000 (net of original issue discount of 10%) in a second closing of the second tranche, excluding expenses and commissions (the “Second Closing of Second Tranche”). In the Second Closing of Second Tranche, the Company issued to the Investor a warrant to purchase up to 123,002 Class A ordinary shares at an initial exercise price of $1.18172 per share, subject to certain adjustments (the “Second Closing of Second Tranche Warrant”).

The Company intends to use the proceeds from the issuance of the applicable portion of the Second Tranche Note and the Second Closing of Second Tranche Warrant for working capital and general corporate purposes.

The foregoing description of the Second Closing of Second Tranche Warrant do not purport to be complete and is qualified in its entirety by reference to the Second Closing of Second Tranche Warrant, a copy of which is attached hereto as Exhibit 4.1, to this Report on Form 6-K (the “Report”) and are incorporated herein by reference.

Based in part upon the representations of the Investor in the A&R Securities Purchase Agreement, the placement and sale of the Second Tranche Note and Second Closing of Second Tranche Warrant was made in reliance on the exemption afforded by Section 4(a)(2) of the Securities Act and corresponding provisions of state securities or “blue sky” laws.

Guarantee Agreement

To guarantee the obligations under the Second Tranche Note, the Company and its subsidiaries (each, the “Guarantor”) entered into a guarantee agreement (the “Guarantee Agreement”), Each Guarantor, jointly and severally, hereby unconditionally and irrevocably guarantees the full and prompt payment and performance to the Investor, as primary obligor and not as surety, when due, whether at maturity or by reason of acceleration or otherwise, of any and all of the obligations under the Second Tranche Note.

The foregoing descriptions of the Second Closing of Second Tranche Warrant and the Guarantee Agreement, are not complete and are subject to and qualified in their entirety by reference to the full text of the forms of such documents, which are filed as Exhibits 4.1 and 10.1 hereto and incorporated herein by reference.

Unregistered Sales of Equity Securities.

None of the Second Tranche Note and the Second Closing of Second Tranche Warrant have been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements. Neither this Report nor any exhibit attached hereto is an offer to sell or the solicitation of an offer to buy Class A ordinary shares or other securities of the Company.

Other Events

In connection with the First Closing of the Second Tranche, because the resale registration statement for registering certain securities for the Second Tranche was not declared effective by the SEC with the timeframe provided under the Registration Rights Agreement, an event of default under the terms of the Second Tranche Note had occurred.

The event of default was cured on July 21, 2025, when the Company’s registration statement on Form F-1 (File No. 333-286140) was declared effective by the SEC.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-1 (Registration No. 333-282423) and Form F-1 (Registration No. 333-286140), of the Company, declared effective by the SEC on November 22, 2024 and July 21, 2025, respectively (“Registration Statements”), and into each prospectus or prospectus supplement outstanding under the Registration Statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Financial Statements and Exhibits.

Exhibits.

Exhibit Number	Exhibit
4.1*	Form of Class A Ordinary Shares Purchase Warrant
10.1*	Form of Guarantee Agreement

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Zhibao Technology Inc.

Date: July 22, 2025	By:	/s/ Botao Ma
		Name:	Botao Ma
		Title:	Chief Executive Officer